[redacted]

14047836



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67520 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMPIRE ASSET MANAGEMENT COMPANY LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 RECTOR STREET, 15th FLOOR
(No. and Street)

| NEW YORK | NY | 10006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT P. FLYNN, CPA LEHMAN NEWMAN FLYNN VOLLARO, CPA'S PC (212) 736-2220
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLYNN, SCOTT PATRICK
(Name – *if individual, state last, first, middle name*)

| 14 PENN PLAZA, SUITE 2220 | NEW YORK | NY | 10122 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ma

3/21/14

# OATH OR AFFIRMATION

I, GREGG ZEOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMPIRE ASSET MANAGEMENT COMPANY LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Greg Zeoli
Signature

CEO
Title

Laura M. Carrasco
Notary Public

LAURA M CARRASCO
Notary Public - State of New York
NO. 01CA6099193
Qualified in New York County
My Commission Expires 9/22/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE ASSET MANAGEMENT COMPANY LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

LEHMAN NEWMAN FLYNN
VOLLARO P.C.
14 PENN PLAZA, SUITE 2220
NEW YORK, NY 10122
TEL (212) 736-2220
FAX (212) 736-8018
www.LNFcpa.com

# EMPIRE ASSET MANAGEMENT COMPANY LLC

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2013

**LEHMAN NEWMAN FLYNN VOLLARO P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

EMPIRE ASSET MANAGEMENT COMPANY LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

**LEHMAN NEWMAN FLYNN VOLLARO P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
BARRY NEWMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

Independent Auditor's Report

To the Member of
Empire Asset Management Company LLC
New York, NY

We have audited the accompanying financial statements of Empire Asset Management Company LLC, which comprise the statement of financial condition as of December 31, 2013 and the related statement of income and changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Asset Management Company LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Report on Supplementary Information

We have audited the financial statements of Empire Asset Management Company LLC as of and for the year ended December 31, 2013, which expressed an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the securities exchange act of 1934. Such information is the responsibility of management as was derived from and relates directly to the underlying accounting and other records to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

*Lehman Newman Flynn Vollaro*

February 25, 2014

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

## ASSETS

| | |
|---|---|
| Current assets: | |
| Cash and cash equivalents | $ 68,092 |
| Investment – marketable securities | 1,345,700 |
| Receivables from broker – dealers and clearing organizations | 58,971 |
| Other receivables | 134,444 |
| Prepaid expenses | 48,716 |
| Total current assets | 1,655,923 |
| Furniture, fixtures and equipment (net of accumulated depreciation) | 92,320 |
| Security deposits | 60,865 |
| Total assets | $1,809,108 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accounts payable | $ 40,328 |
| Pension payable | 42,000 |
| Commissions payable | 434,382 |
| Total current liabilities | 516,710 |
| Members' equity | 1,292,398 |
| Total liabilities and members' equity | $1,809,108 |

The accompanying notes are an integral part of this statement.

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Revenues: | |
| Investment banking | $ 202,795 |
| Commissions | 5,339,383 |
| Investment income | 503,244 |
| Research and consulting | 224,563 |
| Total revenues | $6,269,985 |
| Operating expenses: | |
| Employee compensation and benefits | 3,748,376 |
| Brokerage, exchange and clearance fees | 1,262,928 |
| Occupancy and related depreciation | 382,653 |
| Marketing and selling expense | 170,001 |
| Professional fees | 150,544 |
| Office expense and postage | 62,968 |
| Communications and technology | 68,074 |
| Insurance expense | 48,455 |
| Total operating expenses | 5,893,999 |
| Income before income taxes | 375,986 |
| Provision for income taxes | 15,519 |
| Net income | 360,467 |
| Members' equity - January 1, 2013 | 1,047,973 |
| Less: Distributions | 116,042 |
| Members' equity – December 31, 2013 | $1,292,398 |

The accompanying notes are an integral part of this statement.

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 360,467 |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| Depreciation | 25,010 |
| Receivable from broker – dealers and clearing organizations | 189,989 |
| Other receivables | (102,296) |
| Prepaid expense | 16,592 |
| Accounts payable | (20,245) |
| Pension payable | 28,513 |
| Commissions payable | 231,316 |
| Net cash provided by operating activities | 729,346 |
| Cash flows from investing activities: | |
| Investment – marketable securities, net | (686,626) |
| Net cash used in investing activities | (686,626) |
| Cash flows from financing activities: | |
| "S" Corp distributions | (116,042) |
| Net cash used in financing activities | (116,042) |
| Net change in cash | (73,322) |
| Cash at beginning of year | 141,414 |
| Cash at end of year | $ 68,092 |
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for interest | $ -0- |
| Cash paid during the year for taxes | $ 15,519 |

The accompanying notes are an integral part of this statement.

## NOTE 1 – BUSINESS DESCRIPTION

The Company was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). Services provided to clients by the Company include securities brokerage and investment banking. All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

### REVENUE RECOGNITION

Commission revenues are recorded as income when earned and are shown gross of related brokerage, clearing and exchange fees.

Investment banking revenues arising from securities offerings in which the Company acts as an underwriter or agent are recorded when services for the transactions are substantially completed.

### METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

### FURNTITURE FIXTURES AND EQUIPMENT

Additions to property, plant and equipment are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### FURNTITURE FIXTURES AND EQUIPMENT (continued)

We evaluate property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, we review the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, we write down the asset to the estimated fair value.

### STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

### CASH AND CASH EQUIVALENTS

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

### SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 25, 2014, which is the date the financial statements were available to be issued.

## NOTE 3 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2013 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and the clearing broker requires that the Company maintain a collateral deposit of $150,000 which is included in the balance due as of December 31, 2013 of $58,971.

## NOTE 4 – INVESTMENTS

The Company's Investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2013, investments consist of the following:

| | 2013 |
|---|---|
| Debt securities | $1,345,700 |

**NOTE 4 – INVESTMENTS - continued**

In accordance with ASC 320 "Investments in Debt and Equity Securities", the Company is required to classify its investments into three broad levels: Level 1 which refers to securities traded in an active market, Level 2 which refers to securities not traded on an active market but for which observable market inputs are readily available and Level 3 which refers to securities not traded in an active market and for which no significant observable market inputs are available. As required by ASC 320, at December 31, 2013, the Company's investments are classified as follows on fair values:

| Category | 2013 Fair Value |
|---|---|
| Level 1 | $1,345,700 |
| Level 2 | - |
| Level 3 | - |
| | $1,345,700 |

**NOTE 5 - FURNITURE, FIXTURES AND EQUIPMENT**

| | |
|---|---|
| Furniture and fixtures | $ 134,579 |
| Office equipment | 84,282 |
| Leasehold improvements | 30,927 |
| | 249,788 |
| Less: Accumulated depreciation | 157,468 |
| Net furniture, fixtures and equipment | $ 92,320 |

**NOTE 6 - NET CAPITAL**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $788,709 at December 31, 2013, which exceeded required net capital of $100,000 by $688,709. The ratio of aggregate indebtedness to net capital at December 31, 2013 was 66%.

**NOTE 7 - CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 8 - COMMITMENTS AND CONTINGENCIES

Rent Expense and Lease Commitments

The Company conducts its operation from a leased facility. The Company is generally liable for its proportionate share of any increases in real estate taxes and operating expenses. Rent expense relative to this lease was $278,380 for the period ended December 31, 2013. The lease expires June 30, 2015.

The minimum future rental payment under the non-cancelable operating lease having a minimum term in excess of one year as of December 31, 2013, for the next 2 years is as follows:

| Date | Amount |
|---|---|
| December 31, 2014 | $ 278,222 |
| June 30, 2015 | 143,284 |
| | $ 421,506 |

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse affect on the Company's financial statements.

## NOTE 9 - BROKER–DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

## NOTE 10 – PROFIT SHARING PLAN

The Company sponsors a 401K profit sharing plan covering substantially all of its employees after six months of service. Contributions and costs are determined as percentage of each covered employee's salary and totaled $42,000 for the year ended December 31, 2013.

## NOTE 11 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2010.

**NOTE 11 – INCOME TAXES - continued**

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2013 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2013.

The provision for income taxes consists of the following:

| | 2013 |
|---|---|
| New York City Corporation Tax | $ 15,519 |

EMPIRE ASSET MANAGEMENT COMPANY LLC

SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2013

SCHEDULE 1

EMPIRE ASSET MANAGEMENT COMPANY LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

| | |
|---|---|
| Total ownership equity from statement of financial condition | $1,292,398 |
| Total nonallowable assets from statement of financial condition | 336,345 |
| Net capital before haircuts on securities positions | 956,053 |
| Haircuts on securities | 167,344 |
| Net capital | $ 788,709 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 516,710 |
| Total aggregate indebtedness | $ 516,710 |
| Percentage of aggregate indebtedness to net capital | 66% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6.67% of A.I.) | $ 34,465 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000 |
| Net capital requirement | $ 100,000 |
| Excess net capital | $ 688,709 |
| Excess net capital at 1000% | $ 637,038 |

SCHEDULE 1 (CONTINUED)

EMPIRE ASSET MANAGEMENT COMPANY LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)

AT DECEMBER 31, 2013

| | Focus Report- Part IIA Period ended December 31, 2013 | Adjustments | Annual Financial Statements At December 31, 2013 |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL | | | |
| Total ownership equity from statement of financial condition | $1,335,446 | $ (43,048)* | $1,292,398 |
| Deductions and/or charges; | | | |
| Total nonallowable assets from statement of financial condition | (337,395) | 1,050* | (336,345) |
| Haircuts on securities | (167,344) | -0- | (167,344) |
| Total deductions | (504,739) | 1,050 | (503,689) |
| Net capital | $ 830,707 | $ (41,998) | $ 788,709 |

Note:
*Adjustment reflects additional accruals and depreciation adjustment.

SCHEDULE II

EMPIRE ASSET MANAGEMENT COMPANY LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3 relating to possession or control of securities as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SCHEDULE III

EMPIRE ASSET MANAGEMENT COMPANY LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2013

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

EMPIRE ASSET MANAGEMENT COMPANY LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

The Company, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

**LEHMAN NEWMAN FLYNN VOLLARO P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
BARRY NEWMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

## Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Members of
Empire Asset Management Company LLC

In planning and performing our audit of the financial statements and supplemental schedules of Empire Asset Management Company LLC (the Company), for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statement of Empire Asset Management Company LLC for the year ended December 31, 2013 and this report does not affect our report thereon dated February 25, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Lehman Newman Flynn Vollaro*
Certified Public Accountants
New York, NY
February 25, 2014

**LEHMAN NEWMAN FLYNN VOLLARO P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, CPA
BARRY NEWMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

# SUPPLEMENTAL SIPC REPORT

To the Member of Empire Asset Management Company LLC
New York, NY

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, We have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Empire Asset Management Company LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Empire Investment Group LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIC-7T). Empire Asset Management Company LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts in Form SIPC-7T for the year ended December 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculation reflected on Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting there was a small mathematical error on Form SIPC-7T in the amount of $270.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be used by anyone other than these specified parties.

*Lehman Newman Flynn Vollaro*

February 25, 2014

EMPIRE ASSET MANAGEMENT COMPANY LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2013

## SCHEDULE OF ASSESSMENT PAYMENTS

| | |
|---|---|
| General Assessment | $15,116 |
| Less Payments Made: (Paid August 8, 2013) | (6,149) |
| Total Assessment Balance or Overpayment | $ 8,967 |
| Payment made with form SIPC-7T | $ 8,967 |

See Accountant's Report

# EMPIRE ASSET MANAGEMENT COMPANY LLC
# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
# YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Total revenue | $7,044,641 |
| Additions: | |
| Interest and dividend expenses (to extent of income deducted) | -0- |
| Total additions | $ -0- |
| Deductions: | |
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products | -0- |
| Revenues from commodity transactions | -0- |
| Commissions, floor brokerage and clearance paid to other SICP members in connection with securities transactions | (76,366) |
| Net gain from securities in investment accounts | -0- |
| 100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances of commercial paper that mature nine months or less from issuance date | -0- |
| Other revenue not related either directly or indirectly to securities business | (126,500) |
| Total interest and dividend expense but not in excess of total interest and dividend income | (795,225) |
| Total deductions | (998,091) |
| SIPC NET OPERATING REVENUES | $6,046,550 |
| GENERAL ASSESSMENT @ .0025 (minimum $150) | $ 15,116 |

See Accountant's Report